Rule 424(b)(3)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 226 dated May 6, 2005
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PZP9

ISIN:                           US52517PZP97

Specified Currency:             US Dollars

Principal Amount:               US$35,000,000.00

                                Total                    Per Note
Issue Price:                    US$35,000,000.00         100%
Agent's Commission:             US$        0.00            0%
Proceeds to Lehman
   Brothers Holdings:           US$35,000,000.00         100%

In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue additional Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).

We may also issue additional Notes following the Original Issue Date at a new Issue Price and subject to a new Agent's Commission. All such additional Notes would form a single tranche with, have the same CUSIP number as, and trade interchangeably with these Notes immediately upon settlement.

Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Trade Date:                     May 6, 2005

Original Issue Date:            May 18, 2005

Stated Maturity Date:           May 18, 2007; provided that if such day is not
                                a New York Business Day, then such day will be the following New York Business Day.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not Applicable


[  ]  Fixed Rate Note           Interest Rate per Annum:         %

[X ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        2-Year CMS Rate plus the Spread

Spread:                         Minus 0.45%

Initial Interest Rate:          Not applicable

Spread Multiplier:              Not applicable

Maximum Interest Rate:          Not applicable

Minimum Interest Rate:          0%

Interest Calculation:           All values used in any calculation of the
                                Interest Rate will be rounded to five decimal places and all percentages resulting from any Interest Rate calculation will be rounded to three decimal places.

Determination Dates:            Two New York Business Days prior to the
                                applicable Interest Reset Date

Interest Reset Dates:           The Original Issue Date and each Interest
                                Payment Date, commencing on May 18, 2005

Interest Payment Dates:         Monthly on the 18th, commencing on June 18,
                                2005

2-Year CMS Rate:                The rate that appears on Reuters page ISDA FIX3
                                under the heading "2YR" at 11:00 a.m., New York
                                City time. If such rate does not appear on Reuters page ISDA FIX3, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

                                "USD-CMS-Reference Banks" on any Determination Date will be the rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York City time on such Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

                                "Reference Banks" means five leading swap dealers in the New York City interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

                                "Designated Maturity" means 2 years.

                                "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

New York Business Day:          Any day that is not a Saturday or a Sunday and
                                that, in New York City, is not on a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

"Accrue to Pay":                [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            Not applicable

Optional Repayment:             Not applicable

Extension of Maturity:          Not applicable

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000.00 and whole multiples of $1,000.00

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's Ratings Services, A1 by
                                Moody's Investors Service and A+ by Fitch
                                Ratings.


RISK FACTORS

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the anticipated level and potential volatility of the 2-Year CMS Rate, the method of calculating the 2-Year CMS Rate, the time remaining to the maturity of the Notes, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 2-Year CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 2-Year CMS in effect for the hypothetical Interest Determination Dates listed below, illustrates the variability of that rate:


Historical Levels of 2-Year CMS

Interest Determination     2-Year        Interest Determination     2-Year
Date                       CMS Rate      Date                       CMS Rate

January 18, 1995           7.886         March 20, 2000             7.093
February 21, 1995          7.399         April 18, 2000             6.986
March 20, 1995             6.951         May 18, 2000               7.685
April 18, 1995             6.709         June 19, 2000              7.186
May 18, 1995               6.354         July 18, 2000              7.210
June 19, 1995              5.855         August 18, 2000            6.977
July 18, 1995              5.970         September 18, 2000         6.732
August 18, 1995            6.315         October 18, 2000           6.586
September 18, 1995         5.922         November 20, 2000          6.562
October 18, 1995           5.860         December 18, 2000          5.986
November 20, 1995          5.622         January 18, 2001           5.361
December 18, 1995          5.587         February 20, 2001          5.334
January 18, 1996           5.150         March 19, 2001             4.916
February 20, 1996          5.404         April 18, 2001             4.808
March 18, 1996             6.068         May 18, 2001               4.898
April 18, 1996             6.177         June 18, 2001              4.540
May 20, 1996               6.207         July 18, 2001              4.475
June 18, 1996              6.506         August 20, 2001            4.274
July 18, 1996              6.359         September 18, 2001         3.616
August 19, 1996            6.168         October 18, 2001           3.221
September 18, 1996         6.420         November 19, 2001          3.313
October 18, 1996           6.050         December 18, 2001          3.570
November 18, 1996          5.842         January 18, 2002           3.301
December 18, 1996          6.056         February 19, 2002          3.355
January 21, 1997           6.167         March 18, 2002             4.050
February 18, 1997          5.967         April 18, 2002             3.774
March 18, 1997             6.413         May 20, 2002               3.703
April 18, 1997             6.638         June 18, 2002              3.330
May 19, 1997               6.511         July 18, 2002              2.896
June 18, 1997              6.274         August 19, 2002            2.639
July 18, 1997              6.195         September 18, 2002         2.417
August 18, 1997            6.115         October 18, 2002           2.513
September 18, 1997         6.113         November 18, 2002          2.258
October 20, 1997           6.242         December 18, 2002          2.125
November 18, 1997          6.086         January 21, 2003           1.979
December 18, 1997          6.034         February 18, 2003          1.921
January 20, 1998           5.699         March 18, 2003             1.998
February 18, 1998          5.672         April 21, 2003             1.957
March 18, 1998             5.842         May 19, 2003               1.512
April 20, 1998             5.926         June 18, 2003              1.446
May 18, 1998               5.959         July 18, 2003              1.718
June 18, 1998              5.870         August 18, 2003            2.133
July 20, 1998              5.828         September 18, 2003         1.955
August 18, 1998            5.765         October 20, 2003           2.231
September 18, 1998         5.154         November 18, 2003          2.130
October 19, 1998           4.547         December 18, 2003          2.155
November 18, 1998          5.055         January 20, 2004           2.025
December 18, 1998          5.022         February 18, 2004          2.009
January 19, 1999           5.128         March 18, 2004             1.839
February 18, 1999          5.383         April 19, 2004             2.385
March 18, 1999             5.444         May 18, 2004               2.928
April 19, 1999             5.436         June 18, 2004              3.208
May 18, 1999               5.768         July 19, 2004              2.960
June 18, 1999              5.974         August 18, 2004            2.801
July 19, 1999              5.998         September 20, 2004         2.791
August 18, 1999            6.262         October 18, 2004           2.858
September 20, 1999         6.228         November 18, 2004          3.238
October 18, 1999           6.503         December 20, 2004          3.440
November 18, 1999          6.405         January 18, 2005           3.616
December 20, 1999          6.783         February 18, 2005          3.808
January 18, 2000           6.990         March 18, 2005             4.116
February 18, 2000          7.227         April 18, 2005             3.947


The historical experience of 2-Year CMS should not be taken as an indication of the future performance of 2-Year CMS during the term of the Notes. Fluctuations in the level of 2-Year CMS make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands anyNotesother than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Nahill Younis
Name:    Nahill Younis
Title:   Authorized Officer